Securities Exchange Commission
Washington,  D.C.  20549

March 27,2002


RE: Interactive Multimedia Network, Inc. Form S-8 filed March 13, 2002 File No. 333-84274
     Ascession Number 0001052918-02-000031

Dear Sir or Madam:

Please retract the above mentioned filing. The business agreement therein fell through.

Sincerely,

/s/ Richard Verdiramo
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Richard Verdiramo, President
International Multimedia Network, Inc.